Exhibit 99.2

Sun Life Financial increases dividend

TORONTO, May 10, 2016 /CNW/ - The Board of Directors of Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) today announced an increase of 4% or 1.5 cents per share to the dividend to be paid on its common shares, rising to $0.405 per common share, payable June 30, 2016, to shareholders of record at the close of business on June 1, 2016.

The Board also announced that the following quarterly dividends on its Class A Non-Cumulative Preferred Shares are payable on June 30, 2016, to shareholders of record at the close of business on June 1, 2016:

Series 1	$0.296875
Series 2	$0.30
Series 3	$0.278125
Series 4	$0.278125
Series 5	$0.28125
Series 8R	$0.142188
Series 9QR	$0.116679
Series 10R	$0.24375
Series 12R	$0.26563

Common shares acquired under the Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and though the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2016, the Sun Life Financial group of companies had total assets under management of $861 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

SOURCE Sun Life Financial Inc.

%CIK: 0001097362

For further information:

Media Relations Contact:
Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:
Greg Dilworth
Vice-President
Investor Relations
T. 416-979-6230
investor.relations@sunlife.com

CO: Sun Life Financial Inc.

CNW 17:12e 10-MAY-16